Exhibit 99.1

ATRenew Inc. Reports Unaudited First Quarter 2025 Financial Results

SHANGHAI, May 20, 2025 -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended March 31, 2025.

First Quarter 2025 Highlights

•
Total net revenues grew by 27.5% to RMB4,653.5 million (US$641.3 million) from RMB3,651.1 million in the same period of 2024.
•
Income from operations was RMB72.7 million (US$10.0 million), compared to a loss from operations of RMB43.4 million in the same period of 2024. Adjusted income from operations (non-GAAP)1 was RMB111.9 million (US$15.4 million), compared to RMB80.2 million in the same period of 2024.
•
Number of consumer products transacted2 was 9.5 million compared to 8.4 million in the same period of 2024.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to report that our total net revenues for the first quarter of 2025 once again exceeded the high end of our guidance, reaching RMB4,653.5 million and representing a 27.5% year-over-year growth. The strong performance was driven in part by the national smartphone subsidy program, which has accelerated consumer adoption of trade-in programs, facilitating device upgrades while maximizing the lifecycle value of pre-owned electronics. To further strengthen our ecosystem, we launched our first offline Paijitang flagship store in Shenzhen, serving as a B2B front-end distribution center for business owners. This initiative reflects our commitment to delivering high-quality products and promoting compliant, sustainable growth within the pre-owned electronics market.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In tandem with the implementation of the national subsidy program, we strategically deepened partnerships with key players to accelerate trade-in adoption and enhance brand visibility for AHS Recycle while maintaining disciplined operating expenses. We also employed adaptive pricing strategies to improve our margins compared to the same period of 2024, contributing to strong growth in non-GAAP income from operations for the quarter. Aligned with our long-term strategic roadmap, we remain focused on enhancing user-centric experiences through precision operational management, delivering sustainable value for both users and shareholders.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

First Quarter 2025 Financial Results

REVENUE

Total net revenues increased by 27.5% to RMB4,653.5 million (US$641.3 million) from RMB3,651.1 million in the same period of 2024.

•
Net product revenues increased by 28.8% to RMB4,263.7 million (US$587.6 million) from RMB3,309.8 million in the same period of 2024. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues increased by 14.2% to RMB389.8 million (US$53.7 million), compared to RMB341.3 million in the same period of 2024. This increase was primarily due to an increase in the service revenue generated from multi-category recycling business and PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB4,581.0 million (US$631.3 million), compared to RMB3,702.9 million in the same period of 2024, representing an increase of 23.7%.

•
Merchandise costs were RMB3,615.9 million (US$498.3 million), compared to RMB2,947.8 million in the same period of 2024, representing an increase of 22.7%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB427.8 million (US$59.0million), compared to RMB309.8 million in the same period of 2024, representing an increase of 38.1%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with the same period of 2024, and (ii) an increase in operation related expenses as the Company expanded its store networks and operation center capacity in the first quarter of 2025.
•
Selling and marketing expenses were RMB418.9 million (US$57.7 million), compared to RMB321.3 million in the same period of 2024, representing an increase of 30.4%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in share-based compensation and amortization of intangible assets resulting from assets and business acquisitions resulting from the maturity of some intangible assets in the second quarter of 2024.
•
General and administrative expenses were RMB63.4 million (US$8.7 million), compared to RMB73.8 million in the same period of 2024, representing a decrease of 14.1%. The decrease was primarily due to a decrease in share-based compensation.
•
Technology and content expenses were RMB55.0 million (US$7.6 million), compared to RMB50.2 million in the same period of 2024, representing an increase of 9.6%. The increase was primarily due to an increase in personnel costs.

(LOSS) INCOME FROM OPERATIONS

Income from operations was RMB72.7 million (US$10.0 million), compared to a loss from operations of RMB43.4 million in the same period of 2024.

Adjusted income from operations (non-GAAP) was RMB111.9 million (US$15.4 million), representing an increase of 39.5% from RMB80.2 million in the same period of 2024.

NET (LOSS) INCOME

Net income was RMB42.8 million (US$5.9 million), compared to a net loss of RMB92.9 million in the same period of 2024.

Adjusted net income (non-GAAP) was RMB78.0 million (US$10.8 million), representing an increase of 276.8% from RMB20.7 million in the same period of 2024.

BASIC AND DILUTED NET (LOSS) INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.27 (US$0.04) and RMB0.26 (US$0.04), compared to basic and diluted net loss of RMB0.58 and RMB0.58 in the same period of 2024.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.48 (US$0.07), compared to RMB0.13 in the same period of 2024.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,782.3 million (US$383.4 million) as of March 31, 2025, as compared to RMB2,919.6 million as of December 31, 2024.

Business Outlook

For the second quarter of 2025, the Company currently expects its total revenues to be between RMB4,710.0 million and RMB4,810.0 million, representing an increase of 24.7% to 27.4% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

During the first quarter of 2025, ATRenew repurchased a total of approximately 0.4 million ADSs for approximately US$1.2 million under its current share repurchase program which authorizes the Company to repurchase up to US$50 million worth of its shares (including ADSs) through June 27, 2025. As of March 31, 2025, the Company had repurchased a total of approximately 10.7 million ADSs for approximately US$27.1 million under this share repurchase program.

On March 31, 2025, ATRenew announced the grand opening of its first Paijitang flagship store in Huaqiangbei, Shenzhen — China’s premier electronics trade hub. As a front-end distribution center, the store features Paijitang’s seamless online-to-offline integration, driving industry standardization and expansion. It allows buyers to browse inventory that have been professionally inspected and graded and then purchase onsite. This helps businesses reduce inventory costs and minimize logistics delays.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 20, 2025 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	8219500

The replay will be accessible through May 27, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	8341777

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is (loss) income from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net (loss) income excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net (loss) income per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in (loss) income from operations and net (loss) income. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,970,183	1,809,162	249,309
Restricted cash	132,000	100,000	13,780
Short-term investments	583,764	577,892	79,636
Amount due from related parties, net	117,161	253,313	34,907
Inventories	535,070	736,219	101,454
Funds receivable from third party payment service providers	233,133	294,269	40,551
Prepayments and other receivables, net	598,045	699,052	96,332
Total current assets	4,169,356	4,469,907	615,969
Non-current assets:
Long-term investments	556,136	523,326	72,116
Property and equipment, net	156,532	177,397	24,446
Intangible assets, net	56,603	30,124	4,151
Other non-current assets	152,094	154,955	21,353
Total non-current assets	921,365	885,802	122,066
TOTAL ASSETS	5,090,721	5,355,709	738,035
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	225,000	281,000	38,723
Accounts payable	171,356	152,492	21,014
Contract liabilities	98,834	228,264	31,456
Accrued expenses and other current liabilities	522,378	563,403	77,639
Accrued payroll and welfare	179,693	167,358	23,063
Amount due to related parties	109,730	139,786	19,263
Total current liabilities	1,306,991	1,532,303	211,158
Non-current liabilities:
Operating lease liabilities, non-current	79,934	76,383	10,526
Deferred tax liabilities	9,244	5,272	727
Total non-current liabilities	89,178	81,655	11,253
TOTAL LIABILITIES	1,396,169	1,613,958	222,411
TOTAL SHAREHOLDERS' EQUITY	3,694,552	3,741,751	515,624
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,090,721	5,355,709	738,035

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Net revenues
Net product revenues	3,309,819	4,460,603	4,263,679	587,551
Net service revenues	341,317	388,720	389,766	53,711
Operating (expenses) income (1)(2)
Merchandise costs	(2,947,815)	(3,905,118)	(3,615,916)	(498,287)
Fulfillment expenses	(309,768)	(396,948)	(427,849)	(58,959)
Selling and marketing expenses	(321,337)	(376,421)	(418,858)	(57,720)
General and administrative expenses	(73,825)	(91,111)	(63,374)	(8,733)
Technology and content expenses	(50,183)	(56,973)	(55,004)	(7,580)
Other operating income, net	8,406	30,352	244	34
(Loss) income from operations	(43,386)	53,104	72,688	10,017
Interest expense	(3,978)	(2,684)	(1,885)	(260)
Interest income	6,593	6,250	8,374	1,154
Other (loss) income, net	(41,437)	49	(6,487)	(894)
(Loss) income before income taxes and share of loss in equity method investments	(82,208)	56,719	72,690	10,017
Income tax benefits (expenses)	10,047	32,341	(6,270)	(864)
Share of loss in equity method investments	(20,702)	(11,636)	(23,620)	(3,255)
Net (loss) income	(92,863)	77,424	42,800	5,898
Net (loss) income per ordinary share:
Basic	(0.58)	0.48	0.27	0.04
Diluted	(0.58)	0.48	0.26	0.04
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic	161,480,251	160,450,396	161,373,633	161,373,633
Diluted	161,480,251	162,384,444	162,568,603	162,568,603
Net (loss) income	(92,863)	77,424	42,800	5,898
Foreign currency translation adjustments	240	14,539	(999)	(138)
Total comprehensive (loss) income	(92,623)	91,963	41,801	5,760

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(6,381)	(4,657)	(2,357)	(325)
Selling and marketing expenses	(30,406)	(12,066)	(4,437)	(611)
General and administrative expenses	(15,677)	(13,706)	(3,956)	(545)
Technology and content expenses	(4,251)	(3,993)	(1,983)	(273)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(66,412)	(43,850)	(26,479)	(3,649)
Technology and content expenses	(482)	(43)	—	—

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
(Loss) income from operations	(43,386)	53,104	72,688	10,017
Add:
Share-based compensation expenses	56,715	34,422	12,733	1,754
Amortization of intangible assets resulting from assets and business acquisitions	66,894	43,893	26,479	3,649
Adjusted income from operations (non-GAAP)	80,223	131,419	111,900	15,420
Net (loss) income	(92,863)	77,424	42,800	5,898
Add:
Share-based compensation expenses	56,715	34,422	12,733	1,754
Amortization of intangible assets resulting from assets and business acquisitions	66,894	43,893	26,479	3,649
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(10,047)	(32,855)	(3,972)	(547)
Adjusted net income (non-GAAP)	20,699	122,884	78,040	10,754
Adjusted net income per ordinary share (non-GAAP):
Basic	0.13	0.77	0.48	0.07
Diluted	0.13	0.76	0.48	0.07
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,480,251	160,450,396	161,373,633	161,373,633
Diluted	161,480,251	162,384,444	162,568,603	162,568,603